UNITED BUSINESS HOLDINGS, INC.
4380 La Jolla Village Drive, Suite 110
San Diego, CA 92122
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Re:	United Business Holdings, Inc.
Registration Statement on Form S-1 filed October 9, 2008
Amendment No. 1 Filed December 15, 2008
Amendment No. 2 Filed January 28, 2009
Amendment No. 3 Filed February 11, 2009
File No. 333-153924
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, United Business Holdings, Inc. (the “Company”) hereby applies for the withdrawal of its registration statement on Form S-1, File No. 333-153924, which was filed on October 9, 2008, as amended by Amendment No. 1 filed on December 15, 2008, as further amended by Amendment No. 2 filed on January 28, 2009, as further amended by Amendment No. 3 filed on February 11, 2009 (collectively, the “Registration Statement”).
     Such withdrawal is requested as the Company has withdrawn its application for a national bank charter for its subsidiary bank with the Office of the Comptroller of the Currency.
     The Registration Statement was declared effective by the Commission on February 11, 2009. However, no sales of any of the Company’s securities have been completed, nor has the prospectus been distributed.
     Accordingly, the Company respectfully requests that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.
     Should you have any comments, please contact me at 858-626-2231, or the Company’s Chief Executive Officer, Mr. Thomas Hassey, at 2175 Avenida De La Playa, La Jolla, CA 92037.

Very truly yours, UNITED BUSINESS HOLDINGS, INC.
/s/ Bob Adkins
Bob Adkins
Executive Vice President and Chief Financial Officer